FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 25, 2011 regarding filing of amendment registration statement of tender offer notification by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 25, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notification regarding

Filing of Amendment Registration Statement of Tender Offer

Notification by Subsidiary

Tokyo, March 25, 2011 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Transport System Ltd. (TSE: 9086; “the company”), a subsidiary of Hitachi, which had announced acquiring shares of VANTEC Corporation (TSE:9382) through a tender offer on March 9, 2011, announced that the company today submitted Amendment Registration Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Attached

[Translation]

March 25, 2011

To whom it may concern:

Company name:	Hitachi Transport System, Ltd.
Representative:	Takao Suzuki President and Chief Executive Officer

(Code: 9086, First Section of the Tokyo Stock Exchange)

Contact:	Noriaki Kakino Head of Human Resources & Business Support Office (Tel: +81-3-5634-0307)

Notification regarding

Filing of Amendment Registration Statement of Tender Offer Notification

Hitachi Transport System, Ltd. (the “Company”) hereby notifies that the Company filed an amendment registration statement of tender offer notification dated March 25, 2011, under the Financial Instruments and Exchange Act (the “Act”), Article 27-8, Paragraph 2, to the Director-General of the Kanto Local Finance Bureau regarding the tender offer (the “Tender Offer”) of (a) the common stock of Vantec Corporation (Code: 9382, First Section of the Tokyo Stock Exchange) (the “Target”) and (b) the share options (the “Share Option(s)”) the issuance of which was resolved at the shareholders’ meeting of the former Vantec Corporation (the former Vantec Corporation was subsequently dissolved as a result of an absorption-type merger with Vantec Group Holdings Corporation; hereinafter referred to as the “Former Vantec”) held on June 25, 2004, and the rights and obligations of which were succeeded by Vantec Holdings Corporation through a share exchange with the Former Vantec on March 25, 2005, and then succeeded by the Target through a share transfer undertaken by Vantec Holdings Corporation on March 1, 2006, regarding which the Company had made an announcement on March 9, 2011.

This amendment is not to change the conditions, etc. of the purchase, as defined in the Act, Article 27-3, Paragraph 2, Item 1.

Note

Contents of Amendment Registration Statement of Tender Offer Notification

  (Amended portions shown with underlines)

Part V [State of Target]

3	[State of Shareholders]

(2)	[Number of shares owned by major shareholders and officers]

(Before the Amendment)

(ii)	[Officers]

(Omitted)

(After the Amendment)

(ii)	[Officers]

(Omitted)

(Note 7)	According to the “Notification regarding Resignation of Company Auditor” announced by the Target on March 25, 2011, the Target accepted an offer from Jiro Oishi to resign as a full-time company auditor of the Target, and the date of his resignation will be March 31, 2011. Please refer to the press release for details.

(Reference)    Outline of the Tender Offer

1.	Name of the Target

Vantec Corporation

2.	Period for Tender Offer (Period for Tender Offer planned at the time of the filing)

From Thursday, March 10, 2011 to Tuesday, April 19, 2011 (Twenty-eight (28) business days)

3.	Purchase Price of the Tender Offer

(1) Common stock:	233,500 yen per share

(2) Share options:	One (1) yen per option

4.	Number of Shares, etc. to be Purchased

Number of shares to be purchased	Minimum number planned to be purchased	Maximum number planned to be purchased
233,144 (shares)	123,991 (shares)	— (shares)

(Note) The details of the Tender Offer are as stated in the Company’s press release announced on March 9, 2011 titled “Notification regarding Commencement of Tender Offer of Shares, etc. of Vantec Corporation.”

End